Exhibit (d)(4)

AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger dated April 5, 2011 (the “Agreement”), by and among Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”), OCM Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) and Orchid Cellmark Inc., a Delaware corporation (the “Company”), is made as of June 15, 2011 by and between Parent, Purchaser and the Company. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Agreement.

WHEREAS, sections 1.1(e)(i) and 1.1(e)(ii) of the Agreement provide for extensions of the Offer for one or more successive periods of not more than 10 business days each under certain circumstances; and

WHEREAS, pursuant to section 8.2 of the Agreement, Parent, Purchaser and the Company desire to amend the Agreement as set forth herein to provide for longer extension periods.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth in this Amendment, the parties agree as follows:

1. Section 1.1(e)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(i) If on or prior to any then scheduled Expiration Date, the only Offer Conditions that have not been satisfied, or waived by Parent or Purchaser if permitted hereunder, are the Minimum Condition, the HSR Condition (as defined in Annex I), and/or the Trading Suspension Condition (as defined in Annex I), then Purchaser shall (and Parent shall cause Purchaser to), at the request of the Company, extend the Offer for one or more successive periods of not more than 30 calendar days each in order to permit the satisfaction of such conditions, provided such extension of the Offer period does not extend past the earlier of (x) the termination of this Agreement pursuant to Section 7.1 and (y) the date, as applicable, that is (A) 120 days after commencement of the Offer (the “Initial Outside Date”), or (B) 210 days after commencement of the Offer in the event that the HSR Condition shall not have been satisfied, or waived by Parent or Purchaser if permitted hereunder, by the Initial Outside Date (the “Extended Outside Date”);”

2. Section 1.1(e)(ii) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(ii) Purchaser may, in its sole discretion, extend the Offer for one or more successive periods of not more than 30 calendar days each, if at any otherwise scheduled Expiration Date any of the Offer Conditions shall not have been satisfied, or waived by Parent or Purchaser if permitted hereunder, until the termination of this Agreement pursuant to Section 7.1; and”.

3. All questions concerning the execution, construction, validity, interpretation, performance and enforcement of this Amendment will be governed by the laws of the State of Delaware, without giving effect to its conflict of laws principles.

4. Except as expressly amended hereby, the terms and conditions of the Agreement shall remain in full force and effect and shall be binding on the parties hereto.

5. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the day and year first above written.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	Senior Vice President, Chief Legal Officer

OCM ACQUISITION CORP.

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	President

ORCHID CELLMARK INC.

By:	/S/ WILLIAM J. THOMAS
Name:	William J. Thomas
Title:	Vice President and General Counsel